

Prospector
Consolidated Resources Inc.

SUPPL


02002615

1st December, 2001


RECEIVED
JAN 17 2002
369

U.S. Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street North West
Washington, D.C. 20549
U.S.A.

U.S. POST OFFICE
DELAYED

Dear Sirs,

Re: File No. 82 - 3258

We are pleased to enclose for your records copies of Form 45-902F (formerly Form 20) in relation to recent share issues by this company and a copy of Form 53-901F – Material Change Report under Section 85(1) of the Securities Act in regard to a private placement. Also enclosed are copies of a Press Announcements released on 21st and 26th November and 1st December, 2001, in regard to these matters.

Yours truly,

Peter Bryant
President

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Suite 704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7
Tel: (604) 687-8863; Fax: (604) 687-6830
Email – pbryant@prospectorint.com

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

FOR IMMEDIATE RELEASE **1st December,2001**

The Company is pleased to announce that it has received conditional acceptance from the Canadian Venture Exchange to the Private Placement announced on 26th November, 2001. This transaction has now closed. A total of 1,325,000 common shares will be issued at $0.10 per share with a warrant attached thereto to purchase up to an additional 1,325,000 shares at $0.10 per share for two years to November 30, 2002.

On behalf of the Board

Sgd "Peter Bryant"

Peter Bryant
President

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 1,325,000 common shares together with warrants to purchase up to an additional 1,325,000 shares.

4. **Date of the distribution(s) of the security.**

   November 30, 2001.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

Section 128 (h) of the Securities Rules.
Section 74 (2) (9) of the Securities Act

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant 802-789 Jervis Street Vancouver, BC V6E 2B1	200,000	$0.10	20,000.00	74 (2) (9) Securities Act
Cambridge Capital SA 76 Dean Street Belize City Belize Ca	200,000	$0.10	20,000.00	128 (h) Securities Rules
David Eaton 6061 Cedar Crescent Road Winlaw, BC V0G 2J0	200,000	$0.10	20,000.00	128 (h) Securities Rules
Rudy De Jonge 305, 1812 Greer Avenue Vancouver, BC V6J 1C5	200,000	$0.10	20,000.00	128 (h) Securities Rules
Truman D. Kennedy #303,1490 Penny Farthing Dr Vancouver, BC, V6J 4Z3	200,000	$0.10	20,000.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Dawn M. Peck RRSP a/c XR2-1303-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Keith L. Peck RRSP a/c XR2-1305-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
James Taylor 3271, 138A A Street BC, V4P 2B4	100,000	$0.10	10,000.00	128 (h) Securities Rules
Lawrence K. Miklossy Apt. 301, 1263 Barclay Street Vancouver, BC,V6E 1H5	25,000	$0.10	2,500.00	128 (h) Securities Rules

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$132,500.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

None

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$132,500

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 30th day of November, 2001.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)



Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities in to which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) or the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with Commission on or before the 10th day after the distribute of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File on originally sighed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission."*

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act.*

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 1,325,000 common shares together with warrants to purchase up to an additional 1,325,000 shares.

4. **Date of the distribution(s) of the security.**

   November 30, 2001.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

Section 128 (h) of the Securities Rules.
Section 74 (2) (9) of the Securities Act

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant 802-789 Jervis Street Vancouver, BC V6E 2B1	200,000	$0.10	20,000.00	74 (2) (9) Securities Act
Cambridge Capital SA 76 Dean Street Belize City Belize Ca	200,000	$0.10	20,000.00	128 (h) Securities Rules
David Eaton 6061 Cedar Crescent Road Winlaw, BC V0G 2J0	200,000	$0.10	20,000.00	128 (h) Securities Rules
Rudy De Jonge 305, 1812 Greer Avenue Vancouver, BC V6J 1C5	200,000	$0.10	20,000.00	128 (h) Securities Rules
Truman D. Kennedy #303,1490 Penny Farthing Dr Vancouver, BC, V6J 4Z3	200,000	$0.10	20,000.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Dawn M. Peck RRSP a/c XR2-1303-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Keith L. Peck RRSP a/c XR2-1305-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
James Taylor 3271, 138A A Street BC, V4P 2B4	100,000	$0.10	10,000.00	128 (h) Securities Rules
Lawrence K. Miklossy Apt. 301, 1263 Barclay Street Vancouver, BC,V6E 1H5	25,000	$0.10	2,500.00	128 (h) Securities Rules

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$132,500.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

None

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$132,500

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 30th day of November, 2001.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)



Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities in to which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) or the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with Commission on or before the 10th day after the distribute of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File on originally sighed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission."*

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. **REPORTING ISSUER**

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. **DATE OF MATERIAL CHANGE**

November 26, 2001

ITEM 3. **PRESS RELEASE**

November 26, 2001 - Vancouver, British Columbia

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

The Company has completed arrangements to raise $130,000 by way of a Private Placement. The financing, which is subject to Canadian Venture Exchange approval, will consist of 1,300,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.10 per share. The proceeds of the issue will be used to meet on going corporate overhead and to provide a reserve for asset acquisition investigations.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**

The Company has completed arrangements to raise $130,000 by way of a Private Placement. The financing, which is subject to Canadian Venture Exchange approval, will consist of 1,300,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.10 per share. The proceeds of the issue will be used to meet on going corporate overhead and to provide a reserve for asset acquisition investigations.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 26th day of November, 2001.

PROSPECTOR INTERNATIONAL RESOURCES INC.

Sgd "Peter Bryant"

____
Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

FOR IMMEDIATE RELEASE **26th November, 2001**

The Company is pleased to announce completion of arrangements to raise $130,000 by way of a Private Placement. The financing, which is subject to Canadian Venture Exchange approval, will consist of 1,300,000 units at a price of $0.10 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.10 per share.

The proceeds of the issue will be used to meet on going corporate overhead and to provide a reserve for asset acquisition investigations.

On behalf of the Board

Sgd "Peter Bryant"

Peter Bryant
President

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C.,V6B 3H7 * Tel 604 687 8863 * Fax 604 687 6830

21st November, 2001 **Canadian Venture Exchange Symbol – PRR**

The Company is pleased to advise that the Canadian Venture Exchange has accepted for filing the Company's proposal to issue 566,800 shares to settle outstanding debt in the amount of $56,680.49. These shares have now been issued and the debt extinguished. The shares are subject to a four month hold period expiring on March 20, 2002.

On behalf of the Board

"Peter Bryant".

Peter Bryant, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act.*

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 566,800 common shares.

4. **Date of the distribution(s) of the security.**

   November 21, 2001.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 128 (e) of the Securities Rules.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	**Number of Securities Acquired**	**Price Per Share (Canadian $)** ***(Deemed Value)***	**Total Purchase Price (Canadian $)** ***(Deemed Value)***	**Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number**
Alliance Corporate Services #12A-1950 Government St. Victoria, BC, V8T 4N8	103,550	$0.10	10,355.00	128 (e) Securities Rules
GF Consulting #903-1846 West 6th Avenue Vancouver, BC	26,750	$0.10	2,675.00	128 (e) Securities Rules
Holmes & King 1300-1111 West Georgia St. Vancouver, BC, V6C 4E6	226,500	$0.10	22,650.00	128 (e) Securities Rules
Pineview Enterprises Ltd 802-789 Jervis St. Vancouver, BC, V6E 2B1	115,000	$0.10	11,500.00	128 (e) Securities Rules
517769 BC Ltd 5996-188th St. Cloverdale, BC, V3S 7M1	65,000	$0.10	6,500.00	128 (e) Securities Rules
R. Glenn McDonald 3965 156th St. Surrey, BC	30,000	$0.10	3,000.00	128 (e) Securities Rules

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$56,680.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

Not Applicable

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 21st day of November, 2001.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)



Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.